UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission file number 0-22342
___________

Triad Guaranty Inc. 401(k) Profit Sharing Plan
(Full title of the Plan)

Triad Guaranty Inc.
101 South Stratford Road
Winston-Salem, North Carolina 27104
(Name of issuer of the securities held pursuant to the
 plan and the address of its principal executive office)

Triad Guaranty Inc.
401(k) Profit Sharing Plan

As of December 31, 2009 and 2008, and for the
Year Ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits (Modified Cash Basis)	2
Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis)	3
Notes to Financial Statements (Modified Cash Basis)	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)	14

Signatures	15

Exhibit Index	15

Report of Independent Registered Public Accounting Firm

Plan Administrator of the Triad Guaranty Inc.
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Triad Guaranty Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and the supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2009, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule (modified cash basis) is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 25, 2010
Atlanta, Georgia

Triad Guaranty Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31
	2009	2008
Assets
Investments, at fair value	$9,204,566	$7,711,469
Net assets available for benefits, at fair value	9,204,566	7,711,469
Adjustment from fair value to contract value for interest in collective trust fund	78,423	226,653
Net assets available for benefits	$9,282,989	$7,938,122

See accompanying notes.

Triad Guaranty Inc.
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year Ended December 31, 2009

Additions:
Contributions:
Participants	$906,835
Employer	444,171
Investments:
Interest and dividends	168,028
Net appreciation in fair value of investments	2,043,881
Total additions	3,562,915

Deductions:
Benefits paid to participants	2,218,048
Total deductions	2,218,048

Net increase	1,344,867

Net assets available for benefits:
Beginning of year	7,938,122
End of year	$9,282,989

See accompanying notes.

Triad Guaranty Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2009

1. Description of Plan

The following description of the Triad Guaranty Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a salary deferral 401(k) defined contribution plan covering all employees of Triad Guaranty Inc. and its subsidiaries (the Company, Employer, or the Plan Sponsor) with at least three months of service and who are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan became effective October 1, 1993.

On July 15, 2008, the Plan Sponsor terminated employment of approximately 100 employees, representing a reduction of workforce in excess of 20%. As a result, the Plan is deemed to be partially terminated. All affected Plan participants were fully vested in the account balances as a result of the partial Plan termination.

Contributions

Prior to 2008, participants could contribute up to 15% of their annual compensation, as defined in the Plan document. Effective January 1, 2008, participants may contribute up to 25% of their annual compensation, as defined in the Plan document. However, these elective deferral contributions may not exceed the dollar limitation contained in Section 402(g) of the Internal Revenue Code of 1986, as amended (the Code). Participants who are age 50 or older during the calendar year and make the maximum allowable pre-tax contribution to the Plan are entitled to make an additional “catch-up contribution,” up to a maximum of $5,500 for 2009. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In accordance with the Plan provisions, the Company may match the participant’s elective deferral contribution. For 2009, the Company matched 100% of the first 3% of participant deferrals to the Plan and 50% of the next 2% of employee deferrals. The discretionary percentage match is determined by the Plan Sponsor. Additional amounts may be contributed at the option of the Plan Sponsor.

Triad Guaranty Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

(Modified Cash Basis)

1. Description of Plan (continued)

In accordance with Plan provisions, prior to 2008, the Company made a discretionary matching contribution equal to 50% of contributions up to 8% of the participant’s eligible compensation. Effective January 1, 2008, this match feature of the Plan was frozen and the Company adopted a Safe Harbor Matching Contribution (Safe Harbor Contribution) feature to the Plan. Beginning in 2008, the Company will make a Safe Harbor Contribution on behalf of each participant who makes an elective deferral contribution equal to 100% of the participant’s elective deferral contribution that does not exceed 3% of the participant’s compensation for the Plan year, plus 50% of the amount of the participant’s elective deferral contribution that exceeds 3% of the participant’s Plan compensation but that does not exceed 5% of the participant’s Plan compensation. Additional amounts may be contributed at the option of the Plan Sponsor.

Upon enrollment, a participant may direct participant contributions to any of the Plan’s fund options. Participants may change their investment options daily online with Merrill Lynch (the Trustee), but can change their contribution percentages only monthly. Participants can elect to discontinue their contributions to the Plan at any time; however, those participants must wait until the next available entrance date to participate again. Company contributions are invested in the participant’s investment options using the participant’s directed investment selections.

Forfeitures

There were $7,494 and $16,471 of forfeitures of matching contributions during 2009 and 2008, respectively. The combined two year total of forfeitures of $23,965 was used to reduce the Employer’s matching contribution subsequent to year end in 2010 and was not utilized in 2009.

Participant Accounts

Each participant’s account is credited with the participant’s contributions (elective deferral contribution) and allocations of (a) the Company’s contributions and (b) the Plan’s earnings. Allocations are based on participants’ compensation and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Effective January 1, 2008, participants are immediately vested in the Company’s Safe Harbor Contributions plus actual earnings thereon. Prior to January 1, 2008 and for any Company contribution other than a Safe Harbor Contribution, vesting in such Company contribution portions of the participants’ accounts plus actual earnings thereon is based on years of

Triad Guaranty Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

(Modified Cash Basis)

1. Description of Plan (continued)

continuous service – 20% vested after one year of service, 40% vested after two years, 60% vested after three years, 80% vested after four years, and 100% vested after five years.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one through five years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum payment equal to the vested value of his or her account or may elect, subject to minimum balances, to leave the vested portion of the account with the Plan. Upon disability or retirement, a participant may receive either a lump-sum payment equal to the vested value of his or her account, or choose from several annuity options. Beneficiaries of Plan participants have the same benefit payment options as disabled or retired participants upon the death of participants.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investments are recorded at fair value, contributions are recorded when received and benefits are recorded when paid.

Triad Guaranty Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

(Modified Cash Basis)

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Fair Value section herein for further discussion and disclosures related to fair value measurements.

Fair Value

In September 2006, the Financial Accounting Standards Board (FASB) issued Accounting Standard Codification 820, Fair Value Measurements and Disclosures (formerly FASB No. 157) (ASC 820). This standard defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted ASC 820. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of ASC 820 did not have a material impact on the Plan’s financial statements.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity specific measurement. ASC 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Triad Guaranty Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

(Modified Cash Basis)

2. Summary of Accounting Policies (continued)

Common Stocks

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Mutual Funds

Mutual funds are valued at the net asset value (NAV) as provided by the administrator of the fund. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

Collective Investment Trust

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Participant Loans

Participant loans are valued at amortized cost, which approximates fair value and are classified within Level 2 of the valuation hierarchy.

Self-Directed Accounts

Self-directed accounts represent publicly traded common stocks that are classified as Level 1 within the valuation hierarchy as well as public investment vehicles using NAV classified as Level 2.

As described in FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, codified in ASC 946, Financial Services – Investment Companies (ASC 946), investment contracts held by a defined contribution plan are required to be reported at fair value. However,

Triad Guaranty Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

(Modified Cash Basis)

2. Summary of Accounting Policies (continued)

contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (CCT). As required by ASC 946, the statements of net assets available for benefits present the fair value of the Plan investments and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the CCT is based on information reported by the issuer of the common collective trust at year-end. The contract value of the CCT represents contributions plus earnings, less participant withdrawals and administrative expenses.

The participant loans receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Adoption of New Accounting Standards

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are not Orderly, codified in ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 amended FASB Statement No. 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. ASC 820 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in ASC 820 for the reporting period ended December 31, 2009. Adoption of ASC 820 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Triad Guaranty Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

(Modified Cash Basis)

2. Summary of Accounting Policies (continued)

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended. The adoption of ASC 855 did not have a material effect on the Plan’s financial statements.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based upon the investments NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of the guidance. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued Accounting Standards Update 2010-6, Improving Disclosures about Fair Value Measurements (ASU 2010-6, codified in ASC 820). ASU 2010-6 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-6 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASC 820 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASC 820 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASC 820 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASC 820 will have on the Plan’s financial statements.

Triad Guaranty Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

(Modified Cash Basis)

3. Investments

The Plan’s investments are held by a trustee. Investments that represent 5% or more of the Plan’s net assets as of December 31 are as follows:

	2009	2008

PIMCO Total Return Fund	$1,209,573	$818,599
Merrill Lynch Retirement Preservation Trust	1,159,535	1,630,570
Davis New York Venture Fund	1,131,432	1,003,215
Alger Capital Appreciation Portfolio	1,102,953	696,225
MFS International New Discovery Fund	851,986	682,788
Van Kampen American Value Fund	639,881	210,496
BlackRock S&P 500 Index Fund	571,143	1,045,069
American Cap World Growth & Income	531,759	172,807

During 2009, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in value as follows:

Net Appreciation (Depreciation) in Fair Value During Year
Fair value determined by quoted market prices:
Triad Guaranty Inc. common stock	$(21,111)
Mutual funds	2,064,992
$2,043,881

4. Fair Value Measurements

See “Fair Value” in Note 2 for discussions of the methodology and assumptions used to determine the fair value of the Plan’s investments. There were no changes in valuation methodology between 2009 and 2008.

Triad Guaranty Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

(Modified Cash Basis)

4. Fair Value Measurements (continued)

The Company did not have any assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2009 or 2008. The following tables summarize the assets measured at fair value on a recurring basis by the ASC 820 fair value hierarchy as of December 31, 2009 and 2008:
	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Common stock	$58,248	$–	$–	$58,248
Common/collective trust(a)	–	1,081,113	–	1,081,113
Mutual funds:
Domestic stable value (balanced)	2,588,955	–	–	2,588,955
International stable value (balanced)	1,672,762	–	–	1,672,762
Mid-cap and small-cap (growth)	2,766,616	–	–	2,766,616
Indexed (S&P 500) equity	571,143	–	–	571,143
Participant loans	–	36,550	–	36,550
Self-directed accounts	177,714	3,744	–	181,458
Cash	247,721	–	–	247,721
Total assets at fair value	$8,083,159	$1,121,407	$–	$9,204,566

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stock	$203,503	$–	$–	$203,503
Common/collective trust(a)	–	1,408,109	–	1,408,109
Mutual funds:
Domestic stable value (balanced)	1,678,680	–	–	1,678,680
International stable value (balanced)	1,153,107	–	–	1,153,107
Mid-cap and small-cap (growth)	2,167,442	–	–	2,167,442
Indexed (S&P 500) equity	1,045,068	–	–	1,045,068
Participant loans	–	24,968	–	24,968
Cash	30,592	–	–	30,592
Total assets at fair value	$6,278,392	$1,433,077	$–	$7,711,469

(a)
The common/collective trust fund is designed to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money-market funds and similar to short or intermediate term bond funds without the volatility. This fund is primarily invested in synthetic guaranteed investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the common/collective trust fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Triad Guaranty Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

(Modified Cash Basis)

5. Exempt Party-in-Interest Transactions

Investment funds managed by the Trustee of the Plan qualify as party-in-interest transactions. The Plan Sponsor pays all fees for investment manager services. The Plan also holds common stock of the Company. Such transactions qualify as party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. All administrative expenses are paid directly by the Plan Sponsor. Administrative expenses for 2009 totaled $1,439.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2009-6 and 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

Triad Guaranty Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (Modified Cash Basis)

EIN #56-1838519 Plan #001

December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Value

	PIMCO Total Return Fund	111,998 shares	$1,209,573
*	Merrill Lynch Ret. Preservation Trust	1,159,535 shares	1,159,535	**
	Davis New York Venture Fund	36,521 shares	1,131,432
	Alger Capital Appreciation Portfolio	86,101 shares	1,102,953
	MFS Intl New Discovery Fund	47,019 shares	851,986
	Van Kampen American Value Fund	28,604 shares	639,881
	BlackRock S&P 500 Index Fund	41,903 shares	571,143
	American Cap World Growth & Income	15,682 shares	531,759
	Van Kampen International Growth	18,019 shares	289,018
	BlackRock Value Opportunities Fund	17,442 shares	259,713
	Columbia Small Cap Values Fund	23,655 shares	258,548
	BlackRock Fundamental Growth Fund	11,107 shares	214,031
	Self-directed accounts	181,458 shares	181,458
	Janus Balanced Fund	6,518 shares	159,950
	The Oakmark Equity & Income Fund	4,580 shares	116,478
	BlackRock Small/Mid-Cap Growth	8,275 shares	86,309
	Columbia Mid-Cap Value Fund	7,252 shares	80,275
	Allianz CCM Mid-Cap Fund	3,511 shares	65,935
*	Triad Guaranty Inc. common stock	215,734 shares	58,248
	Allianz RCM Technology Fund	828 shares	30,493
	Cash		247,721
*	Participant loans	Various maturities with rates ranging from 5.00% to 9.25%	$36,550
			$9,282,989
*	Indicates party-in-interest to the Plan
**	Investment is stated at contract value

Note: Cost information in (d) has not been included because all investments are participant directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Triad Guaranty Inc. 401(k) Profit Sharing Plan

/s/ Earl F. Wall
June 29, 2010	Earl F. Wall
Senior Vice President, Secretary, General Counsel and Plan Administrator

EXHIBIT INDEX

Exhibit Number          Description

       23.1                      Consent of Independent Registered Public Accounting Firm